

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628**

September 9, 2009

Mr. Alan Shinderman
Chief Executive Officer
Goldspan Resources, Inc.
10300 W. Charleston Blvd. 13-56
Las Vegas, Nevada 89135

>   **Re: Goldspan Resources, Inc.**
>   **Item 4.01 Form 8-K/A Filed September 3, 2009**
>   **File No. 333-146442**

Dear Mr. Shinderman:

       We have reviewed your amended filing and have the following additional
comments based on your remaining non-compliance with the guidance in our September 2,
2009 letter. We believe that you will need to further revise your document in response to
these comments.

Form 8-K/A filed September 3, 2009

Item 4.01 Changes in Registrant's Certifying Accountant

1.   Please ask Moore and Associates Chartered ("Moore") to provide an updated
       Exhibit 16 letter to be filed with your amended Form 8-K. If you are unable to
       obtain an updated Exhibit 16 letter from Moore, please disclose this fact in your
       amended Form 8-K, as requested in our September 2, 2009 letter.

2.   Please submit a written response advising us as to how you intend to address any
       re-audit requirements related to your financial statements previously audited by
       Moore, as requested in our September 2, 2009 letter. Your response should be
       furnished as correspondence on Edgar.

Please contact Lily Dang at (202) 551-3867 if you have questions regarding these comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief